Confidential Treatment of Portions of this Letter Has Been Requested by Cedar Fair, L.P. Pursuant to Rule 83. A “*” denotes an omission.

January 18, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair, L.P.

Form 10-K for fiscal year ended December 31, 2011

Filed February 29, 2012

File No. 001-09444

Dear Mr. Humphrey:

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced filing. These comments were transmitted to us by letter dated December 20, 2012. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Form 10-K (Fiscal Year Ended December 31, 2011)

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 32

Segment Reporting, page 32

Comment 1: We note your disclosure here that, although you have determined each of your parks is an operating segment, you have aggregated your parks into one reporting segment as each park offers and markets a similar collection of products and services to similar customers, and the parks all have similar economic characteristics in that they all show similar long-term growth trends in key industry metrics. We also note the following:

•	You operate both water parks and dry land amusement parks.

Mr. Humphrey

Securities and Exchange Commission

January 18, 2013

•	You operate seasonal as well as year round parks.

•

Your disclosures on pages 19 and 21 state that the performance of certain acquired parks fell below your original expectations in 2010, resulting in (i) a $62 million partial impairment charge on fixed assets at California’s Great America during fiscal 2010, (ii) a $2.3 million impairment charge in fiscal 2010 on trade names related to the PPI acquisition, and (iii) a $4.5 million impairment charge in fiscal 2009 on trade names.

Given the items noted above, please provide us with additional support for your assertion that all parks have similar economic characteristics.

Response: We have eleven amusement parks and each one is an operating segment that we believe is appropriately aggregated as one reportable segment. We have evaluated the guidance in ASC 280-10-55-7A and believe that our parks display similar future prospects, no matter their geographic location or their operating calendar.

We note that ASC 280-10 does not define the term “similar” and that the determination of similarity is based on individual facts and circumstances. Our parks show similar long-term growth trends in key industry metrics including attendance, guest per capita spending, net revenues, operating costs and operating profit. Our conclusion is supported by a comparison of the compound annual growth rates in each of these key metrics at the parks from 2006 through projected 2016, which shows that long-term growth rates of these key metrics fall within a 10% range, which we believe indicates similar economic characteristics and is appropriate for our business due to the impact the timing of capital investment in rides and attractions can have on an individual park’s key metrics.

In response to the first bullet of Comment 1, water parks, whether adjacent to an amusement park or stand alone, are operated as a component of the related amusement park. The water parks are managed by the same general manager and share resources with the amusement park with which they are related. The Chief Operating Decision Maker (“CODM”) regularly reviews and makes management decisions based on amusement park information that includes all components (including complementary properties like marinas, miniature golf courses, and water parks).

Many significant elements of an amusement park’s costs and expenses, including advertising, insurance, property taxes, utilities and general management are recorded only at a combined park-level and are not allocated to individual components of the park. Discrete financial information is not prepared for the individual operating components of a park, including complementary water parks, as operating performance and decisions are evaluated by management on a combined amusement park-level basis. Accordingly, we do not produce discrete financial information for water parks.

Mr. Humphrey

Securities and Exchange Commission

January 18, 2013

The structures of our incentive compensation programs are based on the operating results of each park as an integrated operating unit, including its complementary activities. The Partnership’s CEO and Board review annual budgets and actual weekly and monthly financial data, which are presented in aggregate by park.

Regarding the second bullet of Comment 1, our park operating calendars are determined by the climate present in each location and the consumer behavior as influenced by factors such as the school calendar and typical travel and tourism trends. Accordingly, most of a park’s revenues are earned during the summer and fall months whether or not a park is seasonal or year-round. The products and services offered by each park, whether seasonal or year-round, are similar. The economic characteristics are similar between our seasonal and year-round parks.

Regarding the third bullet of Comment 1, we note that the impairment charges described all pertain to the 2006 acquisition of Paramount Parks. These charges related to the global economic decline beginning in 2009 and its effect on factors used to estimate fair market value of our Long-Lived and Other Intangible Assets at the time of the acquisition. This temporary economic decline that resulted in the impairment charges was not particular to any specific park, including California’s Great America, but rather was experienced across all of our parks during the 2009 season. As such, we concluded that the impairment charges were the result of a temporary change in macro-economic factors, rather than a change in the economic characteristics or longer term prospects of any specific park. Regarding California’s Great America, improved 2011 and 2012 results show further evidence that this park has similar future prospects to our other properties as the park experienced a significant increase in attendance and net revenues over the depressed 2009 and 2010 levels.

As disclosed in Note 2 to the 2011 Form 10-K, we believe it is appropriate to aggregate and present the operations of the Partnership as one reportable segment. We base this position on the following aggregation criteria per ASC 280-10-50-11.

•	Nature of the products and services – All of our parks offer a similar collection of rides and attractions, as well as ancillary in-park services, such as food, merchandise and games locations;

•	Nature of the production processes – The operations of all of the parks are consistently supported by a small full-time employee base and a large seasonal and/or part time staff;

•	Type or class of customer for their products and services – All parks market themselves to similar demographic groups of customers; and

•	Methods used to distribute their products or provide their services – All parks go about marketing their attractions and services via admission to the park through

Mr. Humphrey

Securities and Exchange Commission

January 18, 2013

similar methods and channels, such as television and radio advertising, group-sales associates, consignment ticket outlets, and park web sites.

Due to the similarity of the parks’ economic characteristics, products and services, production processes, customers, and service delivery methods, we conclude that the eleven operating segments are properly aggregated into a single reporting segment under ASC 280-10-50. We believe that our parks are so similar that reporting them separately would not help the users of our financial statements understand company performance or prospects of future cash flows.

Property and Equipment, page 32

Comment 2: We note from your disclosure here that you use the composite method for the group of assets acquired as a whole in 1983, as well as for groups of like assets of each subsequent business acquisition, but use the specific identification method for subsequent capital improvements in existing parks. Please tell us how the acquisition of one park is divided into different composite groups, including how the different types of composite groups are determined, how assets acquired are identified and separated into these groups, and how values and depreciable lives are assigned to the groups and the individual assets. As part of your response, please tell us whether or not individual assets are assigned a value at acquisition.

Response: The Partnership uses the composite method of depreciation for groups of assets acquired together in the purchase of an entire business. Acquired parks are divided into three composite groups. The different types of composite groups are determined based on the nature of the assets used in our business. The groups are Real Property (land improvements and buildings), Rides, and Equipment. Assets are identified and separated into these composite groups based on the nature of each asset at acquisition.

In order to determine the average life of a composite group of assets, the Partnership carefully reviews the type, age and condition of the major asset classes of the assets acquired during an acquisition. The original composite groups’ weighted average lives are established by management based on management’s judgment and long-standing history with similar rides and attractions at our other parks.

Individual asset values are established by independent third–party appraisers for major acquisitions including assets that are assigned to a composite group. This was true for the acquisition of Paramount Parks, which included Kings Island.

Mr. Humphrey

Securities and Exchange Commission

January 18, 2013

Comment 3: With regard to the $8.8 million reduction in accumulated depreciation recorded during the fiscal year ended December 31, 2011, please identify the park and the ride involved. Also, tell us if there were any unusual circumstances associated with the retirement of this asset.

Response: The ride involved was Son of Beast located at Kings Island, which was acquired in 2006 as part of the Paramount Parks acquisition. In order to determine if a retirement is normal or unusual, we perform a qualitative analysis that considers the reason and/or nature of the retirement.

The following types of ride retirements are considered normal:

1.	The ride requires continuous and costly maintenance due to operational issues,

2.	In some cases, a park is land locked and therefore the only way to improve the visitor experience and add new attractions is to retire or transfer existing rides, or

3.	Low ridership or change in consumer taste.

The following types of ride retirements are considered unusual:

4.	Natural disaster, or

5.	Closing of an entire park or an event akin to such a closing.

We performed a qualitative analysis and determined the retirement of Son of Beast was normal as it falls under items 1 and 2 as described above. In the course of operating our business, we are continuously evaluating our portfolio of amusement parks and strive to allocate scarce capital and utilize scarce land to produce maximum returns. In this context, we regularly evaluate maintenance costs, alternative uses of land, and changing consumer tastes. Inherent within each of these factors and central to the success of our industry is guest safety and comfort. As such, the safety and comfort of our guests is given great weight within each of the factors and is likewise regularly evaluated.

The Son of Beast opened in 2000. Modifications were made to the ride over the next few years to respond to guest comments and to improve the guest experience. In mid-2006 there was an incident on the ride resulting in non-fatal injuries to guests. Following the Partnership’s acquisition of the Paramount Parks, we reviewed all of the acquired attractions including Son of Beast and made adjustments as appropriate consistent with our regular evaluation of maintenance costs and guest safety and comfort. In 2009, another claimed guest injury resulted in the park voluntarily idling the ride. The ultimate evaluation of the ride was delayed until the appointment of a new CEO in 2011. Consistent with our customary practices, the effectiveness of the available alternatives for ride modification or replacement was evaluated. As a result of that review, the decision was made to retire the ride so that the site could be used for another attraction.

Mr. Humphrey

Securities and Exchange Commission

January 18, 2013

In full consideration of these events, we believe the retirement of Son of Beast was normal in the context of our business of operating amusement parks that include, among other things, thrilling, record breaking roller coasters. The ride was costly to maintain at the ride quality standards we hold for our guests and due to our safety standards. It was also determined that the site would be well suited for a new coaster attraction being considered. A replacement ride is scheduled to be built at Kings Island in 2014 in the location formerly occupied by Son of Beast.

Comment 4: As a related matter, please confirm our understanding that the $8.8 million represents the acquisition cost less salvage value assigned to this asset. In addition, in order to facilitate our understanding, please provide us with the components of the related composite group, the original and remaining useful life of this composite group, the acquisition cost assigned to each component at the acquisition date, and a rollforward of total asset values and accumulated depreciation for this composite group for the year ended December 31, 2011, including the retirement of the aforementioned ride as a separate line item in such rollforward.

Response: The $8.8 million represents acquisition cost, less depreciation taken to date, less zero assigned salvage value.

In addition, please see the attached information requested in Comment 4. The information attached includes the components of the Kings Island Rides composite group, the original and remaining useful life of the group, the acquisition cost assigned to each component at the acquisition date, and contains a rollforward of the asset values and accumulated depreciation. We have included Son of Beast as a separate line item.

Comment 5: Please detail in your response the number of roller coasters and other main attractions constructed or retired in your parks since your acquisition of Cedar Point in 1983. Include the date of retirement or construction, park name, ride name, and reason for the asset retirement.

Response: Please see the attached information as requested in Comment 5. The information attached indicates there were 74 roller coasters and other main attractions constructed or transferred between parks and 54 roller coasters and other main attractions retired or transferred between parks since 1983. The information includes the date of retirement or construction, park name, ride name, and the reason for the asset retirements.

Mr. Humphrey

Securities and Exchange Commission

January 18, 2013

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow

Executive Vice President

and Chief Financial Officer

Attachments

Attachment

Comment 4

King’s Island

Rides Composite Group

12/31/2011

**

Attachment

Comment 5

Cedar Fair, L.P.

Major Attraction Construction

**

Attachment

Comment 5

Cedar Fair, L.P.

Major Attraction Construction

**

Attachment

Comment 5

Cedar Fair, L.P.

Major Attraction Retirements

**

Attachment

Comment 5

Cedar Fair, L.P.

Major Attraction Retirements

**